

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

William Appleton, Esq.
Senior Vice President and General Counsel
Journal Media Group, Inc.
333 West State Street
Milwaukee, WI, 53203

> **Re:** **Journal Media Group, Inc.**
> **Draft Registration Statement on Form S-1 and S-4**
> **Submitted December 9, 2014**
> **CIK No. 0001622893**

Dear Mr. Appleton:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise your Dear Fellow Shareholder letters to discuss the most significant points of the proposed transactions within your letters, and leave the more detailed disclosure to your Question and Answer and Summary sections of your prospectus. For example, we note that in the amended Scripps registrations statement filed December 23, 2014, file number 333-200388, the first two paragraphs of the letter "To the shareholders of The E. W. Scripps Company and Journal Communications, Inc." contained helpful material information regarding the creation of two industry-focused companies, and the respective exchange ratios and ultimate shareholdings by current Journal and Scripps shareholders. Please provide this information in the Dear Fellow Shareholder letters here.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:
    *   Tax matters agreements by Scripps, Journal and you on pages 16 and 31;
    *   Change in control agreements between Journal and each of Ms. Brenner and Mr. Graham on page 59;
    *   Long-Term Incentive Plan on page 61;
    *   Employee matters agreement dated July 30, 2014 on page 70;
    *   Transition Services Agreement on page 72; and
    *   2007 Journal Communications, Inc. Omnibus Incentive Plan on page F-63.

4. Please define the terms "circulation," "readership" and "subscription" and explain how they differ from one another.

5. Please provide the disclosure required by Item 404 of Regulation S-K.

Questions and Answers about the Newspaper Mergers, page i

6. Please revise to include a separate Q&A that discusses how the ratio of shares to be received by Scripps shareholders and Journal shareholders was determined. Please be sure to address the specific factors that contributed to the determination of the ratio of shares to be received.

Q: Why are Scripps and Journal spinning off and combining their newspaper publishing businesses?, page i

7. Please include a separate Q&A that discusses the challenges that the combined company may face, such as the secular decline in the print newspaper business and the fact that as a separate, standalone company you will not be able to take advantage of the economies of scale of Scripps and Journal.

Summary, page 1

8. We note your disclosure on page 70 as to the amount of the termination fee applicable to this transaction. Please disclose the amount of the termination fee in the summary section.

The Newspaper Mergers, page 2

9. We note your reference to a secured revolving credit facility and the section entitled "Description of Our Credit Facility;" however, the registration statement does not contain a section with this subtitle, and the credit facility has not been filed as an exhibit to the registration statement. If you have not yet secured a credit facility, please confirm that you will file it as an exhibit to the registration statement and describe its material terms.

Chart Disclosures concerning Pre- and Post-Spin Structures, page 3

10. We note the third chart titled "Mergers of Scripps Spinco and Journal Spinco under Journal Media Group." It appears that in the amended Scripps registration statement filed December 23, 2014, file number 333-200388, the third chart titled "Mergers of Scripps Spinco and Journal Spinco" contains a more accurate and helpful depiction of the transaction. Please provide the chart from the Scripps filing here.

Risk Factors, page 14

11. Because newspapers and online media providers appear particularly at risk of cyberattacks, please add a risk factor regarding potential risks of cyberattacks.

Material U.S. Federal Income Tax Consequences of the Newspaper Mergers, page 29

12. Please delete the statement on page 34 that the tax summary "is for general informational purposes only."

13. We note from your disclosure on page F-85 that JRN Newspapers implemented a voluntary severance program and a subsequent workforce reduction in the fourth quarter of 2014. If this is a material part of your future business strategy, please describe it in your business section or advise.

14. Please tell us whether, in addition to newsprint, ink is another important raw material for the newspaper industry. If so, please revise the business section accordingly and disclose whether the volatility of the price of ink has affected your business.

Revenues Sources, page 45

Circulation (Subscriptions), page 46

15. We note you statement that "[m]ore recently the predecessors of [your] company have implemented marketing and pricing strategies intended to stabilize home delivery subscription revenues." Please describe in more detail the strategies you reference here.

Compensation Discussion and Analysis, page 57

16. Please advise, and revise if applicable, whether any of your officers or directors will receive payments under any of your agreements' change of control provisions triggered by this spin-off and merger transaction.

Master Transaction Agreement, page 67

17. We note your statement that the representations and warranties in the master transaction agreement:

> "may be subject to standards of materiality that may differ from those applicable under the federal securities laws. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this prospectus. Accordingly, they should not be relied upon as statements of fact."

Please clarify that information in a transaction agreement filed as an exhibit to an S-4 is part of the disclosure document and may be subject to federal securities law liability. Please also revise or delete the last two sentences and any other similar statements in the filing, as general disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page F-86

18. We note that you provide Scripps Newspapers MD&A on page F-87, and JRN Newspapers MD&A on page 103. Please expand your table of contents that precedes your prospectus cover page to reference these sections. Please also reference in the table of contents any material subdivisions of the respective companies' MD&As, such as the overviews, results of operations and liquidity sections, as well as the subsections discussing the liquidity of the combined company.

19. Please expand your Overview section on page F-86 to discuss in greater detail the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor's understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them.

For example, we note your disclosure in the JRN Newspapers MD&A Overview and in the risk factors that newspaper industry fundamentals have declined, and that, in response to the ongoing secular changes in the newspaper business, you continually monitor and align cost structure to declining revenues. Please discuss in better detail the declining revenues and its reasons and components.

As another example, you disclose in the risk factors that the alignment of your costs includes measures such as reduction in force initiatives, standardization and centralization of systems and processes, outsourcing of certain financial processes and the implementation of new software for circulation, advertising and editorial systems. Please discuss these initiatives in more detail in the MD&A Overview section. For example, we note the discussion of the JS Everywhere program. If this program or a similar program will be implemented by the combined company, please provide appropriate discussion in the MD&A Overview section.

JRN Newspapers MD&A, page F-103

20. In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change, such as the sale of the northern Wisconsin publications, the extra week and lower employment advertising. Please expand to quantify the amount of the change that was contributed by each of the factors or events that you identify. Refer to Section III.D of SEC Release 33-6835.

Part II

Signatures, page II-4

21. Please have the majority of your directors sign the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Russell E. Ryba, Esq.